EXHIBIT 15
Network Installation Corp.
5625 South Arville Street, Suite E
Las Vegas, Nevada 89118
We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Network Installation Corp. and its subsidiaries as of June 30, 2006 and for the periods ended June 30, 2006 and 2005, as indicated in our report dated August 14, 2006; because we did not perform an audit, we expressed no opinion on that information.
We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 is incorporated by reference in Registration Statement No. 333-107434 on Form S-8.
We are also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.
JASPERS + HALL, PC
August 14, 2006